Exhibit 99.6
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Isabelle CABROL
Tel. : + 33 (0) 1 47 44 64 24
Charles-Edouard ANFRAY
Tel. : + 33 (0) 1 47 44 65 55
Franklin BOITIER
Tel. : + 33 (0) 1 47 44 59 81
Philippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Republic of the Congo : Two Major Discoveries in the Moho-Bilondo Permit
Paris, April 2, 2007 - Total announces two new oil discoveries in the northern area of the Moho-Bilondo permit, which lies approximately 80 kilometres offshore Republic of the Congo in a water depth of 1,000 metres.
The Moho Nord Marine-1 discovery well was drilled to a total depth of 2,645 metres and encountered an approximately 140-metres column of oil in high quality Upper Miocene reservoir levels.
Drilled to a total depth of 2,340 meters around 1.5 kilometres from the first well, the Moho Nord Marine-2 discovery well encountered a different set of two Upper Miocene oil reservoirs that are connected to each other, one overlying the other. One contained a 78-metres column of oil in an excellent quality massive reservoir; the other, a 22-metres column of oil in a good quality massive sandstone reservoir.
The wells were the second phase of the campaign to add resources to the current Phase 1 development of Moho-Bilondo, following the Mobi Marine 2 discovery in 2006, which will be connected to the Moho-Bilondo floating and production unit.
Launched in late August 2005, the initial Phase 1 development plan for Moho-Bilondo consists of 12 subsea wells tied back to a floating production unit (FPU) whose output—around 90,000 barrels per day at peak—will be exported to the Djeno terminal. Production is scheduled to begin in 2008.
Appraisal of the additional reserves contained in the three oil reservoirs encountered by Moho Nord Marine-1 and Moho Nord Marine-2 is underway to determine their potential, and development plan studies have already been launched.
Total E&P Congo (53.5%) is partnered in Moho-Bilondo with Chevron Overseas Congo Ltd. (31.5%) and Société Nationale des Pétroles du Congo (15%).

Total in the Republic of the Congo
Solidly positioned in the Republic of the Congo, where it has operated since 1968, Total is the country’s leading oil producer, with an operated production of 130,000 barrels of oil equivalent per day in 2006.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Isabelle CABROL
Tel. : + 33 (0) 1 47 44 64 24
Charles-Edouard ANFRAY
Tel. : + 33 (0) 1 47 44 65 55
Franklin BOITIER
Tel. : + 33 (0) 1 47 44 59 81
Philippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Exploration & Production in West Africa
Total has been present in West Africa since 1928, with exploration and production operations located chiefly in Gulf of Guinea countries. 2006 saw the startups of Dalia, which has a capacity of 240,000 barrels of oil equivalent per day, in Angola’s Block 17; the bringing on stream of Benguela Belize, Lobito and Landana North in Block 14, also in Angola; and the acquisition of interests in the Brass LNG project and offshore OMLs 112 and 117 in Nigeria. In addition, a number of discoveries were made in Angola, in Blocks 17 and 32; in Cameroon, in the Dissoni block; and in the Republic of the Congo, with a third find in the MTPS block and the Mobi Marine 2 discovery.
Total’s equity production in West Africa stood at more than 550,000 barrels of oil equivalent per day in 2006, making it one of the leading international oil companies in the region.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com